SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)

DIGITAL POWER CORPORATION
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

253862  10  6
(CUSIP Number of Class of Securities)

Telkoor Telecom Ltd.
David Amitai, President and Chief Executive Officer
Ben-Zion Diamant, Chairman
5 Giborey Israel Street
I.Z. South Natania, Israel
(972)-9-8632333
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

Copy to:

Gene Kleinhendler
Nitzan Hirsch-Falk
Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.
One Azrieli Center, Circular Tower, Tel-Aviv, 67021 Israel
Tel: (972)-3- 607-4444
Fax: (972)-3- 607-4422

March 31, 2003
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing the schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 253862  10  6.................

1.	Name of Reporting Persons: Telkoor Telecom Ltd. I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ x ]
3.	SEC Use Only
4.	Source of Funds (See Instructions):WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
6.	Citizenship or Place of Organization: Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 3,150,000 Shares*
	8.	Shared Voting Power:
	9.	Sole Dispositive Power: 3,150,000 Shares*
	10.	Shared Dispositive Power:
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,150,000 Shares*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11) 49.1%
14.	Type of Reporting Person (See Instructions): CO

* Represents 2,150,000 shares of common stock and warrants to purchase 1,000,000 shares of common stock.

CUSIP No. 253862  10  6

1.	Name of Reporting Persons: David Amitai I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ x ]
3.	SEC Use Only
4.	Source of Funds (See Instructions):AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
6.	Citizenship or Place of Organization: Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 100,000 **
	8.	Shared Voting Power: 3,317,504 Shares*
	9.	Sole Dispositive Power: 100,000 **
	10.	Shared Dispositive Power: 3,317,504 Shares*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,417,504 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11) 52.5%
14.	Type of Reporting Person (See Instructions): IN

* Represents 2,150,000 shares of common stock and warrants to purchase 1,000,000 shares of common stock owned by Telkoor Telecom Ltd. and 167,504 shares of common stock owned by Digital Power Corporation ESOP, which Mr. Amitai is one of two trustees.

** Represents options to purchase 100,000 shares of common stock.

CUSIP No. 253862  10  6

1.	Name of Reporting Persons: Ben-Zion Diamant I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ x ]
3.	SEC Use Only
4.	Source of Funds (See Instructions):AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
6.	Citizenship or Place of Organization: Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 100,000 **
	8.	Shared Voting Power:3,150,000 Shares*
	9.	Sole Dispositive Power: 100,000 **
	10.	Shared Dispositive Power: 3,150,000 Shares*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,250,000 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11) 49.9%
14.	Type of Reporting Person (See Instructions): IN

* Represents 2,150,000 shares of common stock and warrants to purchase 1,000,000 shares of common stock owned by Telkoor Telecom Ltd..

** Represents options to purchase 100,000 shares of common stock.

Item 1.	Security and Issuer

        This Amendment No. 1 to Schedule 13D relates to common stock, no par value, of Digital Power Corporation, a California corporation (“DPC”). This Amendment no. 1 amends the Schedule 13D previously filed by the Reporting Persons (as defined in Item 2 below) on October 2, 2001. The principal executive offices of DPC are located at 41920 Christy Street, Fremont, California 94538.

Item 2.	Identity and Background

    (a)               This statement is being filed by Telkoor Telecom Ltd., a limited liability corporation formed under the laws of Israel (“Telkoor”), Mr. David Amitai and Mr. Ben-Zion Diamant ( Telkoor, Mr. Amitai and Mr. Diamant are collectively referred to in this Amendment to No. 1 to Schedule 13D as the “Reporting Persons”). Mr. Amitai and Mr. Diamant each own respectively approximately 39.9% and 42.5% of the shares of Telkoor.

    (b)               The business address for each of the Reporting Persons is 5 Giborey Israel Street, I.Z. South Natania, Israel.

    (c)               Telkoor is primarily engaged in the development, marketing and sale of power supplies and power systems for the telecommunication equipment industry. Telkoor’s products are targeted to both the private-commercial market and to military applications market. Telkoor shares are listed for trading on the Tel Aviv Stock Exchange. In addition, Schedule I attached hereto sets forth certain additional information with respect to each director and each executive officer of Telkoor. Mr. Amitai is the Chief Executive Officer and President of Telkoor and DPC. Mr. Diamant is Chairman of the Board of Telkoor and DPC.

    (d)-(e)         During the past five (5) years, none of the Reporting Persons or, to their knowledge, any person listed on Schedule I hereto, has been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f)               Telkoor is incorporated in Israel and Mr. Amitai and Mr. Diamant are Israeli citizens.

Item 3.	Source and Amount of Funds or Other Consideration

        Under the terms of a Securities Purchase Agreement dated March 31, 2003 (the “Agreement”), between Telkoor and DPC, Telkoor purchased from DPC 900,000 shares of common stock of DPC (the “Securities”), at an aggregate purchase price of Six Hundred Thousand Dollars ($600,000). The Agreement is more fully described on Item 6 below.

        The source of funds for the purchase of the Securities is from working capital of Telkoor.

Item 4.	Purpose of Transaction

        The transaction described in Items 3 and 6 occurred as a result of negotiations between DPC and Telkoor. Telkoor acquired the Securities described in Item 5 for investment purposes and to increase its strategic interest and control in DPC. Telkoor will continue to evaluate its ownership and voting position in DPC and may consider the following future courses of action:

        a.        The Reporting Persons reserve the right to dispose of the shares of common stock held by them in the open market, in privately negotiated transactions with third parties or otherwise, depending upon market conditions, the working capital needs of Telkoor and other factors. However, the Reporting Persons, subject to and depending upon availability at prices deemed favorable by the Reporting Persons, may purchase additional shares of common stock of DPC from time to time in the open market or in privately negotiated transactions with third parties.

        b.        The Reporting Persons has no other current plans or proposals which relate to or would result in any of the following:

(i)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving DPC or any of its subsidiaries;

(ii)	A sale or transfer of a material amount of assets of DPC or any of its subsidiaries;

(iii)	Any change in the present Board of Directors or management of DPC, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; except as necessary to comply with AMEX rules and the Sarbanes-Oxley Act;

(iv)	Any material change in the present capitalization or dividend policy of DPC;

(v)	Any other material change in DPC’s business or corporate structure;

(vi)	Changes in DPC’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of DPC by any person;

(vii)	Causing a class of securities of DPC to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(viii)	A class of equity securities of DPC becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

(ix)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) – (b) The percentages set forth in this Item 5 are based on the number of shares of outstanding common stock reported in DPC’s Form 10-KSB for the year ended December 31, 2002, which stated that as of March 15, 2003, the number of shares of common stock outstanding was 4,510,680 plus 900,000 shares of common stock purchased by Telkoor on March 31, 2003. As of the date of this report, each of the Reporting Persons had power to vote or dispose of the shares of common stock of DPC as follows:

Shareholder	Shares Beneficially Owned	Percentage	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Telkoor Telecom Ltd.	3,150,000(1)	49.1%	3,150,000	0	3,150,000	0

David Amitai	3,417,504(2)	52.5%	100,000	3,317,504	100,000	3,317,504

Ben Zion Diamant	3,250,000(3)	49.9%	100,000	3,150,000	100,000	3,150,000

(1) Includes 2,150,000 shares of common stock and warrants to purchase 1,000,000 shares of common stock.

(2) Includes options to purchase 100,000 shares of common stock owned by Mr. Amitai, 2,150,000 shares of common stock and warrants to purchase 1,000,000 shares of common stock owned by Telkoor and 167,504 shares of common stock owned by the Digital Power ESOP, which Mr. Amitai is one of two trustees.

(3) Includes options to purchase 100,000 shares of common stock owned by Mr Diamant, and 2,150,000 shares of common stock and warrants to purchase 1,000,000 shares of common stock owned by Telkoor.

        (c)        On March 31, 2003, Telkoor purchased 900,000 shares of common stock in a private placement from DPC for aggregate consideration of $600,000. As a part of the transaction, Telkoor agreed to cancel warrants to purchase 900,000 shares of common stock which would have expired on May 23, 2003.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities ofthe Issuer

           There are not any Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

The following exhibit is filed herewith:

1.	Securities Purchase Agreement

Signature

        After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

TELKOOR TELECOM LTD.

Dated: April ___, 2003	_____________________________ Ben- Zion Diamant, Chairman
Dated: April ___, 2003	_____________________________ Ben- Zion Diamant, an individual
Dated: April ___, 2003	_____________________________ David Amitai, an individual

INDEX OF SCHEDULES AND EXHIBITS

No	Description
Schedule I	Directors and Executive Officers of Telkoor Telecom Ltd.
Exhibit 1	Securities Purchase Agreement

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF TELKOOR TELECOM LTD.

Name and Business Address	Citizenship	Position and Occupation

Ben-Zion Diamant	Israel	Chairman
5 Giborey Israel Street
I.Z. South Natania, Israel

David Amitai	Israel	Chief Executive Officer, President
5 Giborey Israel Street		and Director
I.Z. South Natania, Israel

Uri Friedlander	Israel	Chief Financial Officer
5 Giborey Israel Street
I.Z. South Natania, Israel

Joseph Ben Ami	Israel	V.P. Marketing
5 Giborey Israel Street
I.Z. South Natania, Israel

Miriam Amitai	Israel	Director
5 Giborey Israel Street
I.Z. South Natania, Israel

Izhak Amitai	Israel	Director
5 Giborey Israel Street
I.Z. South Natania, Israel

Ilana Mena-Diamant	Israel	Director
5 Giborey Israel Street
I.Z. South Natania, Israel

Ilana Diamant	Israel	Director
5 Giborey Israel Street
I.Z. South Natania, Israel

Yosef Ben-Basat	Israel	Director
5 Giborey Israel Street
I.Z. South Natania, Israel

Josef Hecht	Israel	Director
5 Giborey Israel Street
I.Z. South Natania, Israel

Dov Dekel	Israel	Director
5 Giborey Israel Street
I.Z. South Natania, Israel

David Cohen	Israel	Director
5 Giborey Israel Street
I.Z. South Natania, Israel

EXHIBIT 1

SECURITIES PURCHASE AGREEMENT